Section 5	Corporate Governance and Management
Item 5.02	Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

At the regularly scheduled meeting of the Board of Directors of the Company held on February 2, 2006, John D. Heavner, member of the Board of Directors of the Corporation, voluntarily retired from his position due to health reasons. He was appointed at this same meeting to the position of Director Emeritus, which under the bylaws of the corporation, is a nonvoting position and does not have the duties, responsibilities or the powers of an active director. There were no disagreements known to executive management of the Corporation with respect to operations, policies or practices.